Filed Pursuant to Rule 433
Registration No. 333-146213
December 2, 2008

The following is a Summary Material Modification/Notice that describes changes to the Lincoln National Corporation Executive Deferred Compensation Plan for Agents.

DATE

NAME
ADDRESS
CITY, STATE, ZIP

RE: LNC Executive Deferred Compensation Plan for Agents

Dear Participant:

Please read this letter carefully if you are contracted with Lincoln Life & Annuity Company of New York (LNY) and a participant in the Lincoln National Corporation Executive Deferred Compensation Plan for Agents (the “Plan”).  This is a change in benefits and to the Plan, and is a summary material modification to the Prospectus dated September 20, 2007 and the Prospectus Supplement dated November 18, 2008.

New York Insurance Law 4228 imposes limitations on the amount of compensation that agents and brokers may receive with respect to individual life insurance policies and annuity contracts.  Certain “security benefits” are excluded in the computation of those limits.  Specifically, for non-qualified plans, “security benefits” is defined as “a benefit that does not permit an agent to obtain a cash payment other than at the time of death, permanent and total disability, or retirement.  New York recently issued “Circular Letter No. 8 (2008)” defining “retirement” within the context of this regulation as follows:

“The earliest date on which the agent’s age is at least 55 and the sum of the agent’s age and years of service with the insurer is at least 70.”

Lincoln Life & Annuity Company Segregated Account
Lincoln considers company contributions to the Plan that are made with respect to deferrals of commissions received in connection with the sale of LNY products to be security benefits and not subject to the compensation limits imposed.  Specifically, any Company Basic Match, Company Discretionary Match, or Special Credit contributions, as described in Section C of the Prospectus Supplement dated November 18, 2008, that are made with respect to such deferrals are considered security benefits under this NY Insurance Law.  To that end, LNC must insure that distribution of those security benefits does not occur until the agent has met the above age and years of service requirements.  Beginning January 1, 2008 all Company Basic Match, Company Discretionary Match, and Special Credits that are security benefits will be credited to a segregated “LNY Account” with special rules and restrictions.

Amounts credited to the LNY Account will be held until the earliest date on which the above age and years of service requirement are met.  On the first day of the month following that occurrence, all accumulated contributions within the LNY Account will be valued and distributed to you as soon as practicable – usually within six (6) weeks but in no event later than 90 days following the valuation date.  Any further LNY contributions for that year or subsequent years will be distributed as directed by you---no LNY Account segregation will be required in subsequent years.

Distributable Events for the Segregated LNY Account
Except as described above or in accordance with the following exceptions, no distributions will be made directly from the segregated LNY Account.  Distributions for the following events will be made in the form of a lump sum.
•	Death
•
Under the “Qualifying Financial Hardship” provision of the Plan, but only if such hardship is caused by your “Permanent and Total Disability” as defined under Section 4228(b)(24) of the New York Insurance Law.  Please note that you must meet the Plan’s stringent requirements for a Qualifying Financial Hardship as defined under section 409A of the Internal Revenue Code of 1986, as amended.

If you have any questions about the administration of the Plan, please contact the Nolan Financial Group at 888-907-8633.  If you have questions about New York Insurance Law in the context of these changes, please contact Debbie Jett 860-466-1454.

Sincerely,

John Arko
AVP Retirement Plans

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively the issuer will arrange to send you the prospectus if you request it by calling Nolan’s Deferred Compensation Customer Service Line at 888-907-8633.